FOR IMMEDIATE RELEASE

CONTACT:
Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC. ANNOUNCES
Year End Financial Results

Vancouver, Canada, May 29, 2018, Leading Brands, Inc. (NASDAQ: LBIX) announces results for its 2017 fiscal year, which ended February 28, 2018. All financial amounts are denominated in Canadian dollars, with all financial figures rounded to the nearest $000 and, have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP).

Net loss from continuing operations for the 2017 Fiscal Year was $(830,115) or $(0.30) per share [$(0.30) fully diluted] versus a net loss of $(713,945) or $(0.25) per share the prior year. Net loss from discontinued operations for the 2017 Fiscal Year was $(2,557,034) or $(0.91) per share [$(0.91) fully diluted] versus a net loss of $(5,795,744) or $(2.05) per share the prior year.

These losses primarily arose from the discontinuance of the Company’s legacy beverage operations, hot-fill co-packing business, and disposition of its plant equipment.

The Company is continuing to pursue its arrangement agreement with Liquid Media Group, Inc.

Non-GAAP Net loss before SBC is determined as follows:

	FY 2017	FY 2016
Net loss from continuing operations	$(830,115)	$(713,945)
Add back SBC	-	-
Net loss before SBC	$(830,115)	$(713,945)

Non-GAAP Net loss per share before SBC is determined as follows:

	FY 2017	FY 2016
Net loss per share from continuing operations	$(0.30)	$(0.25)
Add back SBC per share	-	-
Net loss per share before SBC	$(0.30)	$(0.25)

Pro-forma results for EBITDAS, as defined below, are determined as follows:

	FY 2017	FY 2016
Net loss from continuing operations	$(830,115)	$(713,945)
Add back:
Interest, net	-	-
Depreciation and Amortization	1,053	1,053
Non-cash stock based compensation	-	-
Non-cash income tax expense	-	-
Total Add Backs	1,053	1,053
EBITDAS	$(829,062)	$(712,892)

EBITDAS per share reconciles to earnings per share as follows:

	FY 2017	FY 2016
Net loss per share from continuing operations	$(0.30)	$(0.25)
Add back:
Interest	-	-
Depreciation and Amortization	0.00	0.00
Non-cash stock based compensation	-	-
Non-cash income tax expense (recovery)	-	-
EBITDAS per share	$(0.30)	$(0.25)

As at February 28, 2018 the Company had free cash of $786,340 as well as restricted cash of $583,012.

As at February 28, 2018 the Company had outstanding 2,802,412 common shares.

Non-GAAP Measures

Any non-GAAP financial measures referenced in this release do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

EBITDAS is a non-GAAP financial measure. EBITDAS is defined as net income (loss) before income taxes, interest expense, depreciation and amortization and stock-based compensation. EBITDAS should not be construed as a substitute for net income (as determined in accordance with GAAP) for the purpose of analyzing operating performance, as EBITDAS is not defined by GAAP. However, the Company regards EBITDAS as a complement to net income and income before taxes.

Forward Looking Statements

Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

This news release is available at www.LBIX.com
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(table follows)

Leading Brands, Inc.
Consolidated Statements of Comprehensive Loss
(Expressed in Canadian Dollars)

For the year ended	Feb. 28, 2018	Feb. 28, 2017

Expenses (income)
Selling, general and administrative	$876,088	$726,530
Depreciation of property, plant, equipment and intangible asset	1,053	1,053
Interest income	(19,703)	-
Other income	(3,995)	-
Change in fair value of derivative liability	(23,328)	(13,638)
	830,115	713,945
Loss before income tax	(830,115)	(713.945)
Income tax provision (recovery)	-	-
Net loss from continuing operations	$(830,115)	$(713,945)

Net loss from discontinued operations	$(2,557,034)	$(5,795,744)

Net and Comprehensive loss	$(3,387,149)	$(6,509,689)

Basic and diluted loss per common share
Continuing operations	$(0.30)	$(0.25)
Discontinued operations	(0.91)	(2.05)
Net basic loss per common share	$(1.21)	$(2.31)